Suite 900, 607 14th Street, NW

Washington, DC 20005-2018

t 202 508 5800 f 202 508 5858

May 24, 2013	direct dial 202 508 5817 direct fax 202 204 5632 scbrown@kilpatricktownsend.com

VIA EDGAR

Mr. Mark Webb

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SI Financial Group, Inc.
Registration Statement on Form S-4
Filed April 19, 2013
File Number 333-188016
Form 10-K and 10-K/A for Fiscal Year Ended December 31, 2012
Filed March 15, 2013, and April 18, 2013
Form 10-Q for the Quarter Ended March 31, 2013
Filed May 9, 2013
File Number 0-54241

Newport Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 22, 2013
File Number 0-51856

Dear Mr. Webb:

On behalf of SI Financial Group, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), including exhibits, marked to indicate changes from the Registration Statement on Form S-4 filed on April 19, 2013 (the “Registration Statement”)

The Amended Registration Statement is filed in response to the staff’s comment letter issued on May 16, 2013. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

ATLANTA AUGUSTA CHARLOTTE DENVER LOS ANGELES NEW YORK RALEIGH SAN DIEGO SAN FRANCISCO

SEATTLE SHANGHAI SILICON VALLEY STOCKHOLM TOKYO WALNUT CREEK WASHINGTON WINSTON-SALEM

Mr. Mark Webb

May 24, 2013

Form S-4

General

Comment No. 1

Please provide us supplementally with any board book materials.

Response to Comment No. 1

Please note that the board book materials that were prepared by each of Sandler O’Neill & Partners, L.P., Keefe, Bruyette & Woods, Inc., a Stifel Company, and Loomis & Co., Inc. were previously provided under separate cover.

Comment No. 2

Please disclose the projections that were given to SI Financial and Newport or to their agents.

Response to Comment No. 2

The requested disclosure has been added to page 75 of the proxy statement/prospectus contained in the Amended Registration Statement.

Comment No. 3

In your next amendment, please fill in all information except 430A information.

Response to Comment No. 3

The Amended Registration Statement contains all of the omitted information, other than the information permitted under Rule 430A.

Comment No. 4

Please note the updating requirements of Rule 3-12 of Regulation S-X for your financial statements and provide an updated consent from your independent accountant in your next amendment.

Response to Comment No. 4

The Amended Registration Statement has been updated to include or incorporate by reference March 31, 2013 financial information. Updated consents from Wolf & Company, P.C. (for each of the Company and Newport Bancorp, Inc.) appear as Exhibits 23.1 and 23.2 of the Amended Registration Statement.

Mr. Mark Webb

May 24, 2013

Cover Page

Comment No. 5

In your next amendment, please revise the cover to indicate the number of shares being offered. See Item 501(b)(2) of Regulation S-K.

Response to Comment No. 5

The requested disclosure has been added to the cover page of the proxy statement/prospectus contained in the Amended Registration Statement.

Summary, page 6

Comment No. 6

Disclose the identity of all three Newport Bancorp directors to join SI Financial. If all three have not been selected, disclose when and how this will happen.

Response to Comment No. 6

SI Financial has not identified all three Newport Bancorp directors that it will invite to join its board of directors. Disclosure to that effect has been added to page 11 of the proxy statement/prospectus contained in the Amended Registration Statement.

Opinion of Newport Bancorp’s Financial Officer, page 47

Comment No. 7

Please revise to disclose the total amount received by Sandler O’Neill from Newport Bancorp in the last two years. Note also for the two firms providing fairness opinions to your company.

Response to Comment No. 7

The requested disclosure has been added to pages 57, 66 and 74 of the proxy statement/prospectus contained in the Amended Registration Statement.

Comment No. 8

We note that Sandler was the beneficial holder of approximately 9.5% of Newport’s stock on the day before it delivered its opinion, but that it had apparently sold its stock by the April date of the beneficial holders table in the S-4. Please describe this relationship in reasonable detail.

Mr. Mark Webb

May 24, 2013

Response to Comment No. 8

The ownership of Sandler O’Neill Asset Management, LLC (together with its affiliates, “SOAM”) was inadvertently omitted from the table of Stock Ownership of Newport Bancorp as filed in the Registration Statement. To the knowledge of Newport Bancorp, there has been no change in the stock ownership of SOAM from the date that Sandler O’Neill delivered its fairness opinion. Page 192 of the Amended Registration Statement has been revised to indicate that SOAM currently owns 9.5% of the outstanding shares of Newport Bancorp.

During the course of its engagement by Newport Bancorp, Sandler O’Neill has neither acquired nor sold any securities of Newport Bancorp for its own account, except in connection with its ordinary market making activities. On a Schedule 13F filed on February 14, 2013, SOAM reported shared voting and dispositive power with respect to 344,200 shares of Newport Bancorp’s common stock. SOAM, a registered investment advisor, is a separate and distinct entity from Sandler O’Neill, and SOAM and Sandler O’Neill are not affiliates of each other.

Comment No. 9

Please describe what role Sandler’s holdings in the company played in its selection as the provider of the fairness opinion.

Response to Comment No. 9

As described in Response to Comment No. 8 above, during the course of its engagement by Newport Bancorp, Sandler O’Neill has neither acquired nor sold any securities of Newport Bancorp for its own account, except in connection with its ordinary market making activities. As a result, securities ownership was not a factor in Newport Bancorp’s selection and retention of Sandler O’Neill as its financial advisor.

Opinion of SI Financial’s Financial Advisors, page 58

Comment No. 10

The final two sentences of the last paragraph on page 61, beginning “Certain financial data . . .,” are not clear. Please indicate specifically the data KBW used that does not correspond to SI Financial’s and Newport Bancorp’s historical financial statements or to data prepared by Sandler or Loomis and specify the different periods, assumptions, and methods KBW used to compute the differing data.

Response to Comment No. 10

The penultimate sentence of the referenced paragraph has been revised to indicate that the only data used by KBW that is different from that of the Company or Newport Bancorp relates to certain non-GAAP financial measures. The last sentence of that paragraph has been deleted.

Mr. Mark Webb

May 24, 2013

Opinion of Loomis & Co, Inc., page 66

Comment No. 11

Please revise to state that Loomis has consented to the inclusion of its opinion in the prospectus.

Response to Comment No. 11

The requested disclosure has been added to page 67 of the proxy statement/prospectus contained in the Amended Registration Statement.

Stock Ownership of SI Financial, page 135

Comment No. 12

Please identify the natural person who is the beneficial owner of the shares held by the Savings Institute ESOP, Paradigm Capital, and Castine Capital.

Response to Comment No. 12

Please note that the Savings Institute Employee Stock Ownership Plan is a tax-qualified defined contribution plan established for the benefit of participating employees, who are the beneficial owners of the shares. Under the terms of the plan, participants are entitled to direct the trustee (First Bankers Trust Services Inc.) how to vote all shares of SI Financial common allocated to their accounts. In accordance with the terms of the ESOP and ESOP Trust Agreement, all unallocated shares of SI Financial common stock held by the ESOP and all allocated shares for which no timely voting instructions are received are voted by First Bankers Trust Services in the same proportion as shares for which the trustee received voting instructions from other plan participants, subject to the exercise of its fiduciary duties. As a directed trustee, First Bankers Trust Services votes the shares of SI Financial in accordance with the ESOP Plan and Trust. Disclosure to this effect has been added to page 138 of the proxy statement/prospectus contained in the Amended Registration Statement. Further, shares of SI Financial common stock are the only securities owned by the ESOP and, thus, the trustee exercises no investment discretion.

The requested disclosure relating to Paradigm Capital has been added to page 138 of the proxy statement/prospectus contained in the Amended Registration Statement.

The name of the natural person who was identified on the Schedule 13G filed by Castine Capital Management with the Securities and Exchange Commission has been added to the table of Stock Ownership of SI Financial on page 138 of the proxy statement/prospectus contained in the Amended Registration Statement.

Mr. Mark Webb

May 24, 2013

Stock Ownership of Newport Bancorp, page 183

Response to Comment No. 13

Please identify the natural person who is the beneficial owner of the shares held by the Newport ESOP, Thomas Horstmann, and NewportFed.

Response to Comment No. 13

Please note that the Newport Federal Savings Bank Employee Stock Ownership Plan is a tax-qualified defined contribution plan established for the benefit of participating employees, who are the beneficial owners of the shares. Under the terms of the plan, participants are entitled to direct the trustee (Pentegra Trust Company) how to vote all shares of Newport Bancorp common allocated to their accounts. In accordance with the terms of the ESOP and ESOP Trust Agreement, all unallocated shares of Newport Bancorp common stock held by the ESOP and all allocated shares for which no timely voting instructions are received are voted by Pentegra Trust Company in the same proportion as shares for which the trustee received voting instructions from other plan participants, subject to the exercise of its fiduciary duties. As a directed trustee, Pentegra Trust Company votes the shares of Newport Bancorp in accordance with the ESOP Plan and Trust. Disclosure to this effect has been added to page 193 of the proxy statement/prospectus contained in the Amended Registration Statement. Further, shares of Newport Bancorp common stock are the only securities owned by the ESOP and, thus, the trustee exercises no investment discretion.

Counsel to Newport Bancorp spoke with a representative of Thomas Horstmann & Bryant, Inc. to inquire as to the name of any natural person who is the beneficial owners of the shares held by that entity. That representative explained that there were numerous employees at Thomas Horstmann who were involved in the voting and investment decisions regarding its holdings of Newport Bancorp common stock and therefore it was impractical to provide a list of all of those names. The disclosure regarding beneficial ownership of the shares of Newport Bancorp by Thomas Horstmann contained in the proxy statement/prospectus is consistent with the disclosure provided by Thomas Horstmann in its Schedule 13G/A filed with the Securities and Exchange Commission.

NewportFed Charitable Foundation is a private foundation established under Section 501(c)(3) of the Internal Revenue Code for the benefit of the communities served by Newport Federal. The shares are owned by the foundation. There is no natural person that is the beneficial owner of any of the shares held by the foundation. Further, the foundation is subject to a restriction that requires its share to be voted in the same ratio as all other shares of Newport Bancorp common stock in all proposals considered by the stockholders of Newport Bancorp. However, the board of directors of the foundation, as a group, have dispositive power over the shares of Newport Bancorp common stock owned by the foundation. Disclosure to this effect has been added to page 193 of the proxy statement/prospectus contained in the Amended Registration Statement.

Mr. Mark Webb

May 24, 2013

Exhibit 8.2

Comment No. 14

You cannot assume that the merger will be a statutory merger. Please revise.

Response to Comment No. 14

Please note that the referenced language is contained in Exhibit 8.1. A revised opinion omitting that reference has been filed as Exhibit 8.1 in the Amended Registration Statement.

Where You Can Find More Information, page 186

Comment No. 15

Please update your list of filings incorporated by reference.

Response to Comment No. 15

The updated list of filings incorporated by reference is contained on page 196 of the proxy statement/prospectus contained in the Amended Registration Statement.

Unaudited Pro Forma Combined Condensed Consolidated Financial Data, page 96

Comment No. 16

Please revise your next amendment to present loans receivable and the allowance for loan losses separately on the face of the Pro Forma Statement of Financial Condition as to provide greater transparency to investors.

Response to Comment No. 16

The requested information has been added to the Pro Forma Statement of Financial Condition on page 98 of the proxy statement/prospectus in the Amended Registration Statement.

Comment No. 17

Please revise your next amendment to present the pro forma adjustments in footnote (3) on a gross basis.

Mr. Mark Webb

May 24, 2013

Response to Comment No. 16

The requested information has been added to the footnotes to the Pro Forma Statement of Financial Condition on page 99 of the proxy statement/prospectus in the Amended Registration Statement.

Comment No. 18

With regard to the sale of loans of $10.0 million in pro forma adjustment (3), please tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

Response to Comment No. 18

The sale of $10.0 million of loans by the Company is directly attributable to the proposed transaction as it is designed to ensure adequate liquidity for the resulting entity after the merger. The continuing impact of the sales transaction is expected to be immaterial to the operations of the Company. The adjustment in the pro formas relating to the sale of the loans is factually supportable as: (1) the loans to be sold, which will consist of readily marketable loans in the SBA/USDA purchased loan portfolio, are regularly traded through the open market; and (2) the sale of loans will ensure that the Company maintains cash and cash equivalents of greater than 2% of its assets as required by its Liquidity and Funds Management Policy.

SI Financial Group, Inc. 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business

Lending Activities

Multi-Family and Commercial Real Estate Loans, page 6

Comment No. 19

We note your disclosure that you have established a specialized lending strategy which included an out-of-market CRE lending program primarily in Boston and the surrounding region. Please tell us, and revise future filings to the extent material, to provide the following concerning this portfolio:

•	Past due loans (30-59 days past due, 60-89 days past due, 90 days or more past due, current);

•	Impaired loans (impaired loans without valuation allowance; impaired loans with valuation allowance and the related allowance);

•	Nonaccrual loans; and

•	Troubled Debt Restructurings (number, recorded investment, allowance for loan losses, redefaults).

Mr. Mark Webb

May 24, 2013

Response to Comment No. 19

The Staff is supplementally advised that the out-of-market CRE loans represented $48.8 million, or 7.1% of the total loan portfolio, at December 31, 2012 and $48.5 million, or 7.2% of the total loan portfolio, at March 31, 2013. At each of December 31, 2012 and March 31, 2013, the portfolio consisted of 10 loans, none of which were 30 days or more past due, impaired, on nonaccrual status, or modified under a troubled debt restructuring agreement. At such dates, all out-of-market CRE loans were performing according to the original terms of their loan agreements. The Company will add this disclosure in its future filings to the extent material.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Allowance for Loan Losses, page 26

Comment No. 20

We note your disclosure that you do not assign a general valuation allowance to the Small Business Administration (SBA) loans that you purchase as such loans are fully guaranteed. Please provide the specific terms of your guarantee agreement with the SBA regarding these loans as typically the SBA guarantees a certain percentage of each loan at certain thresholds (e.g. 85% of loans up to $150,000 and 75% of loans greater than $150,000) and not a full guarantee.

Response to Comment No. 20

The Staff is supplementally advised that the Company’s purchased loan portfolio consists of participations guaranteed by the SBA and the USDA. The participations purchased by Savings Institute Bank and Trust Company only consist of the 100%-guaranteed portion of the loans.

* * * * *

In connection with the above responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb

May 24, 2013

If you have any questions about our responses or require any additional information, please do not hesitate to call me at (202) 508-5817.

Very truly yours,

/s/ Scott A. Brown

Scott A. Brown

cc:	David Lyon, Securities and Exchange Commission
John Nolan, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Rheo A. Brouillard, SI Financial Group, Inc.
Victor L. Cangelosi, Kilpatrick Townsend & Stockton LLP